UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

B&R ACQUISITION COMPANY

(Offeror)

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Associate General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,309,403,868.82	$608,457.68

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 163,768,702 shares of voting common stock, par value $0.001 per share. The transaction value also includes the aggregate offer price for (i) 1,552,376 shares issuable pursuant to the vesting of restricted stock units and (ii) 5,950,014 shares issuable pursuant to outstanding options with an exercise price less than $31.00 per share, which is calculated by (x) multiplying the number of shares underlying an outstanding option with an exercise price less than $31.00 by an amount equal to $31.00 minus the exercise price for such option and (y) dividing such product by $31.00.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $608,457.68	Filing Party:	Bristol-Myers Squibb Company and B&R Acquisition Company
Form of Registration No.: Schedule TO	Date Filed: July 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) B&R Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Amylin Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $31.00 per share net to the seller in cash without interest and less applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated July 10, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and to Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

Item 3

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. Item 3(a)-(c) of the Schedule TO is hereby amended and supplemented by amending Schedule I - Directors and Executive Officers of Parent and Purchaser of the Offer to Purchaser by inserting at the end of the table titled “Directors and Executive Officers of Parent” the following entry:

John Elicker	Senior Vice President, Public Affairs and Investor Relations of Parent as of July 2012. From December 2011 through July 2012, Mr. Elicker was Senior Vice President, Investor Relations and Public Affairs of Parent. Mr. Elicker previously served Parent as its Senior Vice President, Investor Relations from March 2010 through December 2011. Prior to his role as Senior Vice President, Mr. Elicker served as Vice President, Investor Relations of Parent from June 2007 through March 2010.

Item 11

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by amending Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase by replacing the last sentence of the second paragraph of the sub-section captioned “Stockholder Litigation—Delaware Litigation” with the following sentence:

“On July 10, 2012, plaintiff filed a notice and proposed order of voluntary dismissal of the action. On July 20, 2012, the Court of Chancery granted the plaintiff’s order of voluntary dismissal and the action was formally dismissed.”

Item 11(a) of the Schedule TO is further amended and supplemented by adding the following paragraphs to Section 16 (“Certain Legal Matters; Regulatory Approvals”) immediately after the last paragraph of the section thereof captioned “Stockholder Litigation”:

“Federal Litigation. On July 20, 2012, a putative stockholder class action complaint was filed in the United States District Court of the Southern District of California, captioned Halberstam v. Amylin Pharmaceuticals, Inc., Case No. 2CV1787 LAB JMA. The complaint names as defendants the Company, the Individual Defendants, Parent and Purchaser. The complaint alleges generally that the Individual Defendants breached their fiduciary duties under Delaware state law and that the Individual Defendants, Company, Parent and Purchaser aided and abetted the purported breaches of such fiduciary duties. The complaint also alleges that the Individual Defendants and the Company violated Sections 14(d) and 14(e) of the Exchange Act and the rules promulgated thereunder and that the Individual Defendants violated Section 20(a) of the Exchange Act and the rules promulgated thereunder. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by contractually preventing a higher offer from other interested buyers and attempting to unfairly deprive stockholders of the value of their investment in the Company and by disseminating materially false and misleading statements in connection with the Offer. The relief sought includes declaratory judgment, an injunction prohibiting consummation of the proposed transaction, rescission (in the event the proposed transaction has already been consummated), or actual, rescissory, and/or punitive damages, compensatory damages, including pre-judgment and post-judgment interest, and fees, costs and expenses, including attorneys’ and experts’ fees and expenses. The Company believes the plaintiffs’ allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(5)(K).

On July 20, 2012, a putative stockholder class action complaint was filed in the United States District Court of the Southern District of California, captioned Doucet v. Amylin Pharmaceuticals, Inc., Case No. 12CV1807 WQHJMA. The complaint names as defendants the Company, the Individual Defendants, Parent and Purchaser. The complaint alleges generally that the Individual Defendants breached their fiduciary duties and that the Company, Parent and Purchaser aided and abetted the purported breaches of such fiduciary duties. The complaint also alleges that the Individual Defendants and the Company violated Sections 14(d)(4) and 14(e) of the Exchange Act and the rules promulgated thereunder. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by failing to take steps to maximize the value of the Company to its public shareholders and taking steps to avoid competitive bidding, failing to properly value the Company and ignoring or not protecting against the Individual Defendants’ conflicts of interests. The complaint further alleges that the Individual Defendants breached their fiduciary duties through materially inadequate disclosures and material disclosure omissions. The relief sought includes declaratory judgment, an injunction prohibiting consummation of the proposed transaction, rescission or an award of rescissory damage (in the event the proposed transaction has already been consummated), and an award of costs, including attorneys’ and experts’ fees and expenses. The Company believes the plaintiffs’ allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(5)(L).”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.

(a)(5)(K)	Class Action Complaint dated July 20, 2012 (Susha Halberstam v. Amylin Pharmaceuticals, Inc., et al.).

(a)(5)(L)	Class Action Complaint dated July 20, 2012 (Peter Doucet v. Amylin Pharmaceuticals, Inc., et al.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B&R ACQUISITION COMPANY

By	/s/ Demetrios Kydonieus
Name:	Demetrios Kydonieus
Title:	Vice President

Date: July 23, 2012

BRISTOL-MYERS SQUIBB COMPANY

By	/s/ Demetrios Kydonieus
Name:	Demetrios Kydonieus
Title:	Vice President, Strategy, Alliances & Transactions

Date: July 23, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 10, 2012.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal.*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 10, 2012.*

(a)(5)(A)	Joint Press Release of Amylin Pharmaceuticals, Inc. and Bristol-Myers Squibb Company, dated June 29, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 2, 2012).*

(a)(5)(B)	Press Release issued by Bristol-Myers Squibb Company, dated July 10, 2012.*

(a)(5)(C)	Class Action Complaint dated July 3, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(D)	Class Action Complaint dated July 3, 2012 (Douglas Peterson v. Amylin Pharmaceuticals, Inc. et al.).*

(a)(5)(E)	Transcript of Town Hall Meeting with Bristol-Myers Squibb Company and Amylin Ohio LLC, dated July 12, 2012 and slide presentation used during the Town Hall Meeting (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 1 to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 17, 2012).*

(a)(5)(F)	Amylin Integration Frequently Asked Questions memorandum distributed to Amylin employees on July 17, 2012 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 1 to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 17, 2012).*

(a)(5)(G)	Class Action Complaint dated July 9, 2012 (Susha Halberstam v. Amylin Pharmaceuticals, Inc.) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 10, 2011).*

(a)(5)(H)	Stipulated Order of Class Certification and Case Management dated July 10, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(I)	Amended Class Action Complaint dated July 12, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(J)	Class Action Complaint dated July 10, 2012 (James Warnock v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(K)	Class Action Complaint dated July 20, 2012 (Susha Halberstam v. Amylin Pharmaceuticals, Inc., et al.).

(a)(5)(L)	Class Action Complaint dated July 20, 2012 (Peter Doucet v. Amylin Pharmaceuticals, Inc., et al.).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated June 29, 2012, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, and B&R Acquisition Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 3, 2012).*

(d)(2)	Tender and Support Agreement, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, B&R Acquisition Company and certain stockholders of Amylin Pharmaceuticals, Inc., dated June 29, 2012.*

(g)	None.

(h)	None.

*	Previously filed.

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